Exhibit 99.1

GCL’s 4Divinity Enters into MOU with Chengdu Cangmo for Global Publishing Rights of Wuxia Action-RPG ‘A Whisper of Fall: Jinyiwei’

SINGAPORE - April 29, 2026 — GCL Global Holdings Ltd (Nasdaq: GCL) (GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), has entered into a Memorandum of Understanding (the “MOU”) with Chengdu Cangmo Information Technology Co., Ltd. (“Chengdu Cangmo”), the developer of the upcoming action-stealth role-playing game (“RPG”) “A Whisper of Fall: Jinyiwei.” The MOU sets forth the principal terms of a proposed worldwide publishing arrangement and contemplates the execution of a definitive publishing agreement between the parties. Subject to the execution of such definitive agreement and satisfaction of customary conditions, 4Divinity is expected to serve as the worldwide publisher for the title across PC, console, and mobile platforms.

The partnership will bring together 4Divinity’s global publishing, marketing, and distribution infrastructure with Chengdu Cangmo’s development expertise in cinematic, narrative-driven action experiences. The parties intend to jointly steward the title’s launch campaign, localization, and long-term live operations across international markets, subject to definitive agreement between the parties.

About “A Whisper of Fall: Jinyiwei”

The game is a single-player action-stealth RPG set in the Ming Dynasty era, with Jinyiwei, also known as the Embroidered Uniform Guard, referring to the imperial secret police, intelligence agency, and elite bodyguards loyal to the dynasty. Players will step into the role of a Jinyiwei, caught in a web of court conspiracies and betrayal. The game combines visceral martial-arts combat, stealth infiltration, and rooftop traversal with sandbox-style levels that reward investigation and deduction.

“A Whisper of Fall: Jinyiwei” is Chengdu Cangmo’s debut title which has been in active development since 2022. It was selected as a PlayStation China Hero Project, a Sony Interactive Entertainment’s initiative for Chinese developers.

“Chengdu Cangmo has emerged as one of the most compelling new voices in Chinese AA game development, and ‘A Whisper of Fall: Jinyiwei’ exemplifies the kind of ambitious, culturally distinctive IP we aim to elevate on a global stage,” said Sebastian Toke, Group CEO of GCL. “4Divinity’s investment reflects our strategic commitment to identifying and scaling high-potential studios, and we are proud to support a team with both creative talent and long-term franchise value.”

“We have dedicated several years to developing a game that captures the depth, atmosphere, and moral complexity of the late Ming era,” said Liu Qiwei, founder of Chengdu Cangmo. “With 4Divinity’s support, we can remain focused on delivering a deeply immersive and authentic experience, while benefiting from the operational expertise and global infrastructure needed to bring to life the artistic vision that has guided this project from its inception.”

“A Whisper of Fall: Jinyiwei” is currently scheduled to launch on PlayStation 5 and PC in 2027.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity is a digital and retail games publishing company and an indirect majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region.

https://www.4divinity.com/

About Chengdu Cangmo Information Technology Co., Ltd.

Founded in Chengdu, China, Chengdu Cangmo is an independent game development studio specializing in narrative-driven, cinematic action experiences rooted in Chinese history and culture. The studio’s debut title, “A Whisper of Fall: Jinyiwei,” is supported by the PlayStation China Hero Project and is being developed for PlayStation 5 and PC.

Forward-Looking Statements

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These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F for the fiscal year ended March 31, 2025, as amended, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aumadvisors.com.

(646) 652-7185